                               6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                 APRIL 30, 2002

                            BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F  X          Form 40-F
                                ---                   ---

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                  No  X
                             ---                 ---

     If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-         .
                                                 ---------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       BASF Aktiengesellschaft


Date: April 30, 2002                   By:    /s/ Kurt Leidner
                                       ------------------------------------
                                       Name:  Kurt Leidner
                                       Title: Director Communications
                                              Ludwigshafen site


                                       By:    /s/ Christian Schubert
                                       ------------------------------------
                                       Name:  Christian Schubert
                                       Title: Director Communications
                                              BASF Group

EXHIBIT INDEX

Exhibit 99.1  BASF First - Quarter Results April 30, 2002